IN THE CIRCUIT COURT FOR THE THIRTEENTH JUDICIAL DISTRICT

IN AND FOR HILLSBOROUGH COUNTY, FLORIDA

COMPLEX BUSINESS LITIGATION DIVISION

KI YONG CHOI, derivatively on behalf of

CRYO CELL INTERNATIONAL, INC.

Plaintiff,

vs.

DAVID I. PORTNOY, MARK L. PORTNOY,

ANTHONY ATALA, HAROLD D. BERGER. CASE NO.

GEORGE GAINES, JONATHAN H. WHEELER

Defendants,

and

CRYO CELL INTERNATIONAL, INC.,

Nominal Defendant.

_________________________________________/

VERFIED SHAREHOLDER DERIVATIVE COMPLAINT

COMES NOW, plaintiff Ki Yong Choi (“Plaintiff” or “Choi”), derivatively on behalf of Nominal Defendant Cryo Cell International, Inc. (“Cryo Cell” or the “Company”), by and through counsel, and complains and states as follows:

NATURE OF THE ACTION

1.  This a shareholder derivative action brought by Plaintiff against the Company’s co-chief executive officers (“CEOs”) and directors, brothers David I. Portnoy and Mark L. Portnoy, as well as current and former directors Anthony Atala, Harold D. Berger, George Gaines, and Jonathan H. Wheeler (collectively, “Individual Defendants”). Since their election to the Company’s board of directors in late August 2011, and appointment as CEOs shortly thereafter, the Portnoys have consistently pursued their own personal enrichment and entrenchment at the Company at the expense of shareholder interests. By this action, Plaintiff seeks redress from the Individual Defendants’ self-dealing and suppression of shareholder rights.

2.  Though they sought election to the Company’s board of directors (the “Board”) on the platform that the Company’s executive compensation was too high, the Portnoys immediately installed themselves as co-CEOs, increasing overall CEO costs. They then lavished hundreds of thousands of shares of unwarranted stock options upon themselves, causing these stock options to vest on an accelerated basis upon any nomination of directors to run against them. Thus, the Portnoys punished the Company and shareholders for even the possibility that new directors could be elected.

3.  The Portnoys have also paid themselves hundreds of thousands of dollars to which they are not legally entitled. In late 2011, the Portnoys awarded themselves fees and costs they claim were incurred in a failed attempt to get seats on the Company’s Board in 2007. They paid themselves despite the Delaware Court of Chancery ruling several years prior that they were not entitled to these sums.

4.  In a similar vein, the Portnoys appointed their friends and associates to positions of power throughout the Company. Specifically, they selected their friend and convicted felon David Wayne Fish (“Fish”) to build the Company’s sales force. Fish then immediately subjected the Company to charges of sexual harassment. Likewise, Defendant M. Portnoy’s on again, off again girlfriend, Iliana Belinc (“Belinc”), was placed in charge of coordinating the Company’s events. Finally, Defendant D. Portnoy selected Oleg Mikunlisky (“Mikunlisky”), who he had previously employed at PartnerCommunity, Inc. (“PC”) and uTIPu, Inc. (“uTIPu”) as the Company’s Chief Information Officer (“CIO”).

5.  Defendants’ unfair favoritism and entrenching actions should not be viewed in a vacuum. For example, in 2012, Glass Lewis, a recognized leading national proxy advisory service, urged shareholders to vote against the Portnoys, describing their self-appointment as CEOs as a “veiled and substantial overreach of power” at the Company and rejecting their “preposterous” justifications of self-appointment.

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6.  The Portnoys’ self-dealing also continued during the Company’s 2012 directorial election contest, where the Portnoys made numerous material misrepresentations to shareholders, some of which they grudgingly admitted.

7.  Specifically, on July 5, 2012, less than one week before the Company’s 2012 Annual Meeting, the Portnoy Defendants made the following misrepresentation:

[The Portnoys] know exactly what it takes to reverse the company’s downward trend in revenue. Their plan is already showing positive results.

This statement falsely indicates that Defendants had already begun to turn Cryo Cell’s results around. In fact, the Company’s financial results in the Company’s Form 10-Q for the second quarter of 2012, which were first filed with the United States Securities and Exchange Commission (“SEC”) July 16, 2012 after the close of the market (i.e. six days after the 2012 Annual Meeting), show otherwise. According to the Form 10-Q, year-over-year revenues for that quarter had declined by more than 4%, from $4.6 million to $4.4 million. Even worse, the Company’s profitability for the quarter compared to the same quarter in the prior year had swung from a $177,000 profit to a $3.2 million loss. In view of these facts, representing that the Company was showing “positive results” was highly misleading and obviously calculated to deceive shareholders/voters.

8.  In sum, the Portnoys’ two years in control of the Company have been rife with self-dealing, currying favoritism on their criminal allies and defrauding shareholders to stay in power. Because Defendants committed the wrongdoing alleged herein, they cannot reasonably be expected to initiate litigation on the Company’s behalf. Accordingly, Choi, the Company’s largest single shareholder, proceeding derivatively on behalf of the Company, is the proper party to prosecute this lawsuit.

JURISDICTION AND VENUE

9.  This Court has jurisdiction over this matter under Article V of the Florida Constitution and Florida Statutes Section 26.012.

10.  This Court has personal jurisdiction over Nominal Defendant Cryo Cell and each Individual Defendant because: several defendants reside in the State of Florida; much of the alleged wrongful conduct took place in the State of Florida; all of the Individual Defendants have transacted substantial business in the State of Florida, where the Company is headquartered and they have served and/or continue to serve as officers and directors; and the Individual Defendants have taken actions in furtherance of their wrongdoing in the State of Florida. Accordingly, each defendant has purposefully availed himself of the benefit of doing business in the State of Florida.

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11.  Pursuant to Florida Statutes Section 47.011, venue is proper in Hillsborough County Florida because Cryo Cell has its principal executive office in Oldsmar, Florida. Likewise, substantial portions of the events at issue occurred, and substantial witnesses and evidence are located in this Hillsborough County and Plaintiff’s cause of action accrued in Hillsborough County.

THE PARTIES

12.  Plaintiff Ki Yong Choi is a currently a shareholder of the Company and has been at all times relevant hereto. Choi is a citizen of the State of California and resides in Marin County. At present, he beneficially owns approximately 2,179,068 common shares of Cryo Cell, or approximately 20.2% of shares outstanding based on his shares owned as of the filing of this Complaint and reported shares outstanding as of October 15, 2013. Plaintiff began acquiring shares of the Company more than eight years ago and has thus shown himself to be a long term holder of the Company’s stock, committed to its long term best interests and capable of fairly and adequately representing the Company and its shareholders.

13.   Nominal Defendant Cryo Cell International, Inc. is, and, at all relevant times was, a corporation organized and existing under the laws of the State of Delaware. Its principal executive offices are located in Oldsmar. According to its public filings, Cryo Cell engages in the business of cellular processing and cryogenic storage, with a current focus on the collection and preservation of umbilical cord blood stem cells for family use. Since being under the Portnoys’ control in late 2011, Cryo Cell’s financial performance has deteriorated. For example, for Fiscal Year 2012, net losses increased by close to $4.3 million dollars, more than tripling to a greater than $6.3 million annual loss. Millions of dollars of this loss is directly attributable to the Portnoys’ self-dealing.

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14.  Cryo Cell is named in this Complaint as a Nominal Defendant pursuant to principles regarding the joinder of indispensable parties, which provide for Cryo Cell’s joinder as a nominal defendant in whose name the suit is brought derivatively. Based on Defendants’ response to Plaintiff’s pre-suit demand for the inspection of books and records, and in light of the Individual Defendants’ control over Cryo Cell, Plaintiff believes that Cryo Cell’s management are antagonistic to him and the relief he seeks herein.

15.  Defendant David I. Portnoy (“D. Portnoy”) is, and has, since late 2011 been, the Chairman of the Board and one of its co-CEOs. He is a citizen of the State of Florida and a resident of Miami. Although the Company has at all relevant times been based in Oldsmar, Defendant Portnoy has chosen not to live in Oldsmar or adjacent areas, and instead has required the Company to reimburse him tens of thousands of dollars in expenses for his commutes from Miami. The total cost to the Company of his perquisites and other benefits for 2012, the last year for which information is disclosed, was $19,218.1 Defendant D. Portnoy is the brother of Defendant M. Portnoy. He has, since 2011, run on the same slate of directors as defendants M. Portnoy, Berger, Gaines and Wheeler (collectively with D. Portnoy, the “Portnoy Defendants”) and has jointly reported share ownership with them on Schedule 13. He also previously ran on a slate of directors in 2007 with defendants M. Portnoy and Berger.

16.   Defendant Mark L. Portnoy (“M. Portnoy”) is, and has, since late 2011 been, a director of the Company and one of its co-CEOs. He is citizen of the State of Florida, and, on information and belief, resides in the Tampa area. Defendant M. Portnoy has, since 2011, run on the same slate of directors as defendants D. Portnoy, Berger, Gaines and Wheeler and has jointly reported share ownership with them on Schedule 13. He also previously ran on a slate of directors in 2007 with defendants D. Portnoy and Berger.

1This figure is likely understated because it included only perks calculated on the “basis of aggregate incremental cost.” The true economic cost of D. Portnoy’s perks, including his personal travel expenses, is unknown.

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17.  Defendant Anthony Atala (“Atala”) is, on information and belief, a resident of the State of North Carolina and a Professor of Urology at Wake Forest University. Defendant Atala was a director on the Company’s Board from late 2012 until late 2013 when he was not re-nominated.

18.  Defendant Harold Berger (“Berger”), is, and, since late 2011 has been, a director of the Company, the Chair of the Board’s Audit Committee and a member of its Compensation Committee and Governance Committee. He is a citizen of the State of Georgia where he has his own accounting practice. For at least several years, Defendant Berger has provided accounting services to Defendant M. Portnoy. Defendants have not disclosed the amount of fees paid for these services. Defendant Berger has, since 2011, run on the same slate of directors as defendants D. Portnoy, M. Portnoy, Gaines and Wheeler and has jointly reported share ownership with them on Schedule 13.

19.  Defendant George Gaines (“Gaines”) is, and since late 2011, has been, a director of the Company, the Chair of the Board’s Compensation Committee and a member of the Board’s Audit Committee and Governance Committee. He is a citizen of the State of Illinois. Defendant Gaines, purportedly on behalf of the Company, signed the compensation agreement and amendments thereto for defendants D. Portnoy and M. Portnoy. Defendant Gaines has, since 2011, run on the same slate of directors as defendants D. Portnoy, M. Portnoy, Berger and Wheeler and has jointly reported share ownership with them on Schedule 13.

20.  Defendant Jonathan H. Wheeler is, and, since 2011 has been, a director of the Company and Chair of the Board’s Governance Committee, which met only once in 2012, and a member of its Audit Committee and Compensation Committee. Dr. Wheeler is a citizen of the State of California. Defendant Wheeler, has, since 2011, run on the same slate of directors as defendants D. Portnoy, M. Portnoy, Berger and Gaines and has jointly reported share ownership with them on Schedule 13.

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21.  The Individual Defendants are liable as direct participants in and/or aiders and abettors of the wrongdoing complained of herein, and have ratified all the intentional, reckless and grossly negligent misconduct complained of herein.

22.  Each of the Individual Defendants informed themselves of the unlawful, intentional, reckless, and grossly negligent acts and omissions, which each Individual Defendant caused and directed.

DEFENDANTS’ DUTIES AS CRYO CELL OFFICERS AND DIRECTORS

23.  By reason of their positions as officers, directors, and/or fiduciaries of Cryo Cell, and because of their ability to control its business and corporate affairs, the Individual Defendants owed the Company and its shareholders fiduciary duties that included candor, good faith, care, and loyalty, and were and are required to use their utmost ability to control and manage Cryo Cell in a fair, just, honest, and equitable manner, so as to benefit all shareholders, not their own personal interests.

24.  To discharge their common law fiduciary duties, the officers and directors of Cryo Cell were required to exercise reasonable and prudent supervision over the management, policies, practices, and controls of the affairs of the Company. By virtue of such duties, they were required to, among other things: (a) ensure that the Company complied with its legal obligations and requirements, including acting only within the scope of its legal authority; (b) avoid wasting the Company’s assets; and (c) discharge their fiduciary duties, including loyalty, prudence and candor in disclosures to shareholders.

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SUBSTANTIVE ALLEGATIONS

The Portnoy Defendants’ Failed 2007 Campaign/Related Proceedings

25.  In 2007, the Portnoys, along with Defendant Berger, sought election to the Board. After they lost, D. Portnoy challenged the results of the 2007 election, including the election of director Andrew Filipowski and his nominee, before the Delaware Chancery Court in an action styled in Portnoy v. Cryo-Cell International, Inc., C.A. No 3142-VCS (the “2007 Lawsuit”). D. Portnoy commenced the 2007 Lawsuit by filing a complaint on or about August 3, 2007. He alleged that Mercedes Walton (“Walton”), the Company’s then-CEO, and other of the Company’s directors had breached their fiduciary duties by their conduct during the directorial election held at the Company’s 2007 Annual meeting.

26.  On January 15, 2008, then Vice Chancellor Strine, the judge presiding over the 2007 Lawsuit, issued his post-trial findings and rulings. The court first noted the Portnoys’ inexperience in public companies or in the stem cell industry. It also found much of the challenged conduct to be lawful. However, the court found that some of Walton’s behavior, in particular her conduct during the Company’s 2007 annual meeting, improperly exhibited a lack of candor and breached fiduciary duties she owed. While criticizing Walton’s conduct, the court also criticized the Portnoys’ litigation conduct, finding that they had improperly made use of the Company’s confidential information.

27.  Ultimately, the court ordered that the directorial election be re-held at a Special Meeting. The Portnoys had also asked to be declared the de facto victors of the 2007 directorial election, for an award of their costs incurred during their 2007 directorial election campaign and for their attorneys’ fees incurred during the 2007 Lawsuit. The court rejected each of these requests, ruling that the Portnoys were not legally entitled to any of this additional relief, again relying in part on the Portnoys’ misuse of confidential information.

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28.  The Portnoys did not seek election to the Board in 2008, including at the Special Meeting held on March 4, 2008.

29.  At this Special Meeting, Plaintiff was elected as one of the Company’s directors, serving in this position until the summer of 2011 when he was not re-nominated.

30.  In March 2010, defendant D. Portnoy, still displeased with the Company’s then management, contacted Plaintiff asking that Plaintiff either align himself with the Portnoys or else buy out defendant D. Portnoy’s Cryo Cell shares. Plaintiff declined this offer.

The Portnoy Defendants Are Elected in 2011

31.  In the summer of 2011, the Portnoys again sought election to the Board.

32.  In their solicitations to shareholders during this time period, the Portnoy Defendants noted their 2007 efforts to gain election to the Board:

By the time the decision in the 2007 Lawsuit was rendered on January 15, 2008, Mr. [D.] Portnoy had spent so much money…Accordingly, Mr. Portnoy did not solicit proxies in connection with the court-ordered special election which occurred on March 4, 2008…

33.  The Portnoy Defendants also criticized management’s compensation practices. In their view, Cryo Cell historically had a “consistent practice of approving excessive management compensation, including the granting of a disproportionate number of stock options to management despite its failure to achieve explicitly stated prior objectives.” Thus, the Portnoy Defendants noted that one of platforms of their 2011 directorial campaign was to “Reduce executive cash compensation, and more closely align overall executive compensation to Cryo-Cell’s performance.” This point was reiterated throughout the Portnoy Defendants’ shareholder solicitations.

34.  On August 8, 2011, the Company announced that its financial advisors would pursue strategic alternatives to enhance shareholder value, including the sale of the Company. The Company noted that in the summer of 2011 it had engaged Morgan Joseph TriArtisan LLC as an investment banker and financial adviser, which had contacted a large number of “potential strategic and financial buyers” and that it had authorized “negotiations with one or more of these parties.”

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35.  On August 12, 2011, the Portnoy Defendants criticized the Board’s handling of the referenced negotiations. They noted that: “[w]e believe we are clearly qualified to evaluate the best strategic alternatives for Cryo-Cell, and will do so with the mutual interests of all Cryo-Cell stockholders in mind.”

36.  At around this time, Defendant D. Portnoy communicated with Plaintiff about the possibility of pursuing a combined slate of Cryo Cell directors. Plaintiff discussed this issue with the Portnoys in the hopes of continuing to improve the Company’s governance and performance. Discussions proceeded to the point that he sent the Portnoys a term sheet attempting to memorialize an arrangement whereby Plaintiff and/or his nominees and the Portnoy Defendants would serve together on the Board. Ultimately, Plaintiff decided that D. Portnoy displayed a complete lack of candor in his discussions with Plaintiff, making representations without following through. Accordingly, on or about August 24, 2011, Plaintiff decided that the course that best suited the interest of shareholders was to vote for then-current management’s nominees. Plaintiff did so despite not having a voting agreement with this group and despite not being re-nominated.

37.  At the Company’s 2011 Annual Meeting, on August 25, 2011, an election of directors was held. The election results were certified on August 30, 2011, and the Company announced the results of the election in a Form 8-K on August 31, 2011. The Form 8-K disclosed that the Portnoy Defendants, along with Defendant Atala, were the six director candidates who received the largest number of votes and thus were elected to the Board.

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Immediately After the 2011 Election, the Portnoys Appoint Themselves as Co-CEOs and Immediately Award Themselves Stock Options

38.  On September 2, 2011, the Company, by and through the Individual Defendants, announced in a Form 8-K that as of August 31, 2011, the Board had terminated former Cryo-Cell CEO Mercedes Walton.

39.  In that same Form 8-K, the Company announced that the Individual Defendants had appointed Defendants D. Portnoy and M. Portnoy as co-CEOs of the Company. They further disclosed that the Individual Defendants had granted each of the Portnoys 100,000 stock options of Cryo Cell stock. According to the press release, “[t]he options vest in three tranches, with 33% of the options vesting on the date of grant; 33% vesting on the one-year anniversary of the date of grant; and 33% vesting on the two-year anniversary of the date of grant.” The Form 8-K did not disclose any possibility of accelerated vesting for these option grants.

40.  On October 17, 2011, Defendants D. Portnoy and M. Portnoy caused the Company to issue its Form 10-Q for the Third Quarter of 2011. According to the Form 10-Q, the Company’s stock compensation expense for the quarter increased by $280,000 (to $314,000) compared to the same quarter in 2010, attributable to the stock grants the Individual Defendants gave to the Portnoys. Notably, the grants to the Portnoys were made despite the fact that the Company reported a net loss of close to $2.4 million for the quarter. Thus, contrary to their prior representations, the Portnoys immediately awarded themselves substantial stock options without any meaningful achievements.

The Portnoys Improperly Award Themselves Fees and Costs Associated With Their Failed 2007 Election

41.   In the same Form 10-Q, the Company disclosed that:

On August 31, 2011 the Company’s Board of Directors approved the reimbursement by the Company to the Portnoy Group of its costs associated with the litigation resulting from the 2007 Annual Meeting [i.e. the 2007 Lawsuit] and the 2011 Annual Meeting’s proxy contest. The total costs reimbursed were approximately $528,000 and are reflected in marketing, general and administrative expenses in the accompanying consolidated statements of operations for the three and nine months ended August 31, 2011.

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The Form 10-Q made no disclosure about any sums the Company reimbursed any affiliates of the Portnoys.

42.   No reasonable justification for this reimbursement exists since the judge presiding over the 2007 Lawsuit had already determined that defendant D. Portnoy was not entitled to attorneys’ fees in connection with the 2007 Lawsuit. In a later disclosure the Company indicated that the Individual Defendants may have actually improperly caused the Company to reimburse hundreds of thousands of dollars in additional fees and costs beyond those included in the $528,000 figure above. According to the Company’s Form 10-K for Fiscal 2011: “the Company reimbursed Focus Financial Group approximately $349,506 related to the reimbursement of the Portnoy Group of its costs associated with the litigation resulting from the 2007 Annual Meeting and the 2011 Annual Meeting’s proxy contest. David Portnoy is the chairman of Focus Financial…”

Individual Defendants Revoke an Earlier Resolution to Accelerate Options While Accelerating the Portnoys’ Options in an Entrenching Manner

43.  According to the Company’s later SEC filings, on November 23, 2011, the Individual Defendants revoked an earlier August 24, 2011 resolution, that had been put in place by the predecessor board which accelerated the rate at which stock option grants to directors vested upon a change in control of the Company.

44.  The Individual Defendants revoked the August 24, 2011 resolution of the predecessor Board despite the fact that the accelerated vesting of stock options and an extended exercise period are not uncommon in the event of an actual change of control of a company, for example where a company experiences a substantial overhaul of its board of directors or a substantial change in its capital structure.

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45.  The Individual Defendants caused the Company to enter into employment agreements with each of the Portnoys as of December 1, 2011. Each of these agreements was signed by Defendant Gaines on behalf of the Company. Despite having just granted the Portnoys 100,000 options each two months prior, the employment agreements lavished cash and an additional 200,000 options upon each of the Portnoys, largely without any challenging targets. Again, this conduct parallels that which the Portnoys challenged just months earlier in their 2011 directorial campaign. The Company’s Form 8-K, filed with the SEC on December 7, 2011, described the employment agreements as follows, noting their options grants, travel perks, and golden parachutes, among other features:

The employment agreements provide for annual base salaries of $225,000 for David Portnoy and $200,000 for Mark Portnoy. In addition to base salary, for the fiscal years ending November 30, 2012 and November 30, 2013, the Executives will be entitled to a performance-based bonus of an amount up to 35%, 65% or 100% of base salary, depending on whether the stated performance targets are achieved. The agreements each provide a signing bonus in the form of non-qualified stock options. Accordingly, on December 1, 2011, the Executives were each granted stock options to acquire 200,000 shares of Company stock at $1.72 per share, which was the closing price of the Company's stock on that day. One-third of the award is vested on the day of grant, one-third becomes vested on the first anniversary of the grant date, and one-third becomes vested on the second anniversary of the grant date. If specified performance targets are achieved at the “stretch” level and if the Executives are still employed by the Company as of November 30, 2013, then each of them will receive a grant of non-qualified stock options of up to 300,000 shares. Such grants shall be made no later than February 28, 2014 and shall have a grant price equal to $1.72, which is the closing price of the Company’s stock on December 1, 2011.

The agreements also provide for reimbursement for all business expenses, including the reasonable moving expenses incurred for Mark Portnoy to relocate his primary residence to Tampa, Florida and reasonable commuting expenses for David Portnoy between his home in Miami, Florida to the Company’s headquarters in Tampa, Florida, including lodging and rental car expenses for when he is working in the Company's offices in Tampa. The Executives’ principal place of employment shall be at the Company’s headquarters, but David Portnoy may elect in his discretion to work from his residence in Miami, Florida. The Company shall pay the Executives’ reasonable legal and financial consulting fees and costs incurred in negotiating the agreements and shall pay each of them up to $75,000 in legal fees related to any dispute or question of interpretation regarding the agreements. The Executives will also participate in the employee benefit plans that the Company generally makes available to Company employees from time to time, including retirement and health plans.

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Upon the occurrence of an involuntary termination of employment or a voluntary termination of employment for “Good Reason” (as defined in the agreements), the agreements provide for severance pay equal to the greater of one times the Executive’s then-current annual base salary or the Executive’s then-current base salary for the remaining term of the agreement, paid in a lump sum. However, if such termination of employment is in connection with a change in control (as defined in the agreements) that occurs before December 1, 2012, then the agreements provide for severance pay equal to two times the Executive’s then-current base salary and the Company will reimburse the Executive, on a grossed up basis, for any penalty taxes owed on any excess parachute amounts under Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”). In addition, the Company shall provide, at no cost to the Executive, continued life insurance coverage and nontaxable medical, dental and disability insurance coverage substantially similar to the coverage maintained by the Company for the Executive prior to such termination for 36 months after the termination. If the termination of employment is due to disability (as defined in the agreements), the agreements provide for the continuation of the Executive’s base salary for the greater of one year or the remaining term of the agreement. If the termination of employment is due to death, the agreements provide for payment of the Executive’s base salary for one year after his date of death, and the Company will continue to provide medical and dental coverage for the Executive's family for one year after the Executive’s death. The agreements include a one-year non-competition restriction and a two-year restriction on solicitation of employees or customers.

The foregoing description of the employment agreements is qualified in its entirety by reference to the employment agreements that are attached hereto as Exhibit 10.1 and Exhibit 10.2 of this Current Report, and are incorporated by reference into this Item 5.02.

46.  Though not disclosed in the text of the Form 8-K, the Portnoys’ employment agreements purport to allow them to vote even unvested options immediately in matters brought to a shareholder vote, including directorial elections. Likewise, their employment agreements make the Portnoys’ initial stock option grants in September 2011 and their grants in December 2011 subject to acceleration upon a “Change of Control.”

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47.  The Portnoys’ employment agreements define “Change of Control” broadly to include, among other things, when:

(d) the Company has received a Nomination Solicitation Notice, as that term is defined in Article II, Section 10 of the Company's Bylaws, which Nomination Solicitation Notice is determined to have been filed in a timely manner and in compliance with the Company's Bylaws.

48.  The Portnoys’ December 2011 option grants were to be made pursuant to the Company’s 2012 Stock Plan (the “2012 Plan”). This plan was first adopted on December 1, 2011 -- the same date as their employment agreement -- without shareholder approval. It is unsurprising that the Portnoys neither sought not obtained shareholder approval for the initial adoption of the 2012 Plan given that just months earlier the Portnoy Defendants voiced repeated criticisms of the Company’s compensation practices.2 The Company announced the terms of the 2012 Plan in its Form 8-K filed with the SEC on December 7, 2011, which purported to authorize the Board to grant up to 1.5 million shares of common stock in equity awards, including stock option awards.

49.  The 2012 Plan made grants under it subject to acceleration upon a “Change in Control”, which was defined, among other ways, as follows:

(d) on or before December 1, 2012, the Company has received a Nomination Solicitation Notice, as that term is defined in Article II, Section 10 of the Company's Bylaws, which Nomination Solicitation Notice is determined to have been filed in a timely manner and in compliance with the Company’s Bylaws.

(Emphasis added).

50.  Thus, the Individual Defendants defined “Change of Control” in the Portnoys’ employment agreements very broadly to ensure that any challenge to their control over the Company triggered acceleration of all options granted to them – even options granted before they entered into employment agreements. By contrast, they limited the application of similar provisions in the 2012 Plan through December 1, 2012.

2 Ultimately, the Company sought and obtained approval of the 2012 Plan six months later at the Company’s 2012 Annual Meeting. Before seeking such approval, the Individual Defendants increased the 2012 Plan from 1.5 million shares to 2.5 million shares in some unspecified date in May 2012. While the Company first disclosed that the 2012 Plan would be presented for shareholder approval in its Form 8-K filed with the SEC on May 22, 2012, the amendment enlarging the 2012 Plan to 2.5 million shares was not first disclosed until mentioned in the Portnoy Defendants’ preliminary 2012 proxy statement, filed with the SEC on June 8, 2012.

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51.  Defining the term “change of control” to include the mere nomination of a completing slate of directors with no time limitation (as the Individual Defendants did in both the Portnoys’ employment agreements), is unusual and reflects a course of conduct by the Individual Defendants’ aimed at entrenching the Portnoys.

52.  Not content with the options they had already granted, the Portnoys later lowered the performance targets in the employment agreements without consideration to the Company. On February 17, 2012, the Company filed a Form 8-K with the SEC, which included amendments to the Portnoys’ employment agreement. The amendments were dated as of February 13, 2012 and were executed by Defendant Gaines on behalf of the Company. These amendments purported to “clarify” the Portnoys’ employment agreements such that the targets set in those agreements now applied without regard to the costs of the bonuses and stock option grants themselves (i.e. gross rather than net). This was a material change – as will be shown below the compensation costs of the Portnoys’ employment packages, and especially the costs of their accelerated stock options grants have been a substantial component of the Company’s net losses. Though, these “clarifications” amounted to material amendments to the Portnoys’ employment agreements which were entirely in the Portnoys’ favor, and they were not supported by any consideration to the Company.

The December 2011 Filipowski Share Purchase

53.  Several days after the Company filed its December 7, 2011 Form 8-K, the Company filed another Form 8-K, dated December 12, 2011, which first disclosed that on December 1, 2011 (the same date as the Portnoys’ employment agreements were executed and the 2012 Plan was adopted) the Individual Defendants had authorized the Company to repurchase up to one million (1,000,000) shares of the Company’s outstanding common stock. In that same Form 8-K it was disclosed that, on December 7, 2011 the Company repurchased 383,617 shares of the Company's common stock at $1.80 per share in a privately negotiated transaction, a premium of more than 5% over reported public transactions in Cryo Cell stock of that date.

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54.  The identities of shareholders from whom the Company repurchased shares on December 7, 2011 were not disclosed in the Form 8-K. However, former Cryo Cell director and Portnoy adversary in the 2007 Lawsuit, Andrew Filipowski disclosed on January 17, 2012 that the Company had bought all but 180,650 of the Filipowski shareholder group’s shares at the price of $1.80 per share on December 7, 2011. In his most recent prior ownership filing of May 24, 2011, Filipowski had disclosed beneficial ownership of approximately 623,000 shares of Cry Cell common stock.

55.  Thus, at the very same time that the Individual Defendants lavished additional options with entrenching “Change of Control” provisions on the Portnoys, the Portnoys used the Company’s coffers to largely eliminate one of their major adversaries as a shareholder, buying him out at a premium. This course of conduct further reflects the Portnoys’ entrenching intent.

56.  The Individual Defendants have continued to allow for even more expansive repurchases by the Company of Cryo Cell common stock. In a Form 8-K filed with the SEC on June 7, 2012, the Company disclosed that it had authorized repurchases of up to 3 million of the Company’s shares. And, the Portnoy Defendants caused approximately 300,000 additional shares to be repurchased in the first half of 2012.

The 2012 Directorial Elections

57.  On May 30, 2012, Plaintiff submitted a list of nominees to run against the Individual Defendants in the 2012 directorial elections. In the ensuing months, Plaintiff and his nominees, on the one hand, and the Individual Defendants, on the other, solicited the votes of the Company’s shareholders.

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58.  In the course of soliciting shareholders, the Portnoy Defendants made a number of material misrepresentations. For example, they falsely represented that Plaintiff had been voted off the Board in 2011. In fact, Plaintiff had not sought reelection. The Portnoy Defendants also falsely represented that Plaintiff had sought to amend the Company’s bylaws to allow him to remove directors without cause. In fact, Plaintiff had sought an amendment to allow any shareholders comprising 15% of shares to call a special shareholders’ meeting. Such a bylaw would allow the Company’s independent shareholders to exercise superior control in determining the fate of management.

59.  Defendants’ misrepresentations were serious enough that the SEC wrote defendant D. Portnoy a publicly filed letter dated June 28, 2012, that criticized the Portnoy Defendants’ above-mentioned misrepresentations. Faced with the SEC’s public criticism of their misrepresentations, Defendants were ultimately forced to admit (albeit in convoluted fashion) their misrepresentations in a Form 8-K, also filed with the SEC on June 28, 2012.

60.  Several of the leading independent proxy advisory firms analyzed the Company’s 2012 directorial election. Glass Lewis noted that the Individual Defendants had propped up the Company’s share price by repurchasing 700,000 shares in a six-month period. It also took issue with the Portnoys’ appointment of themselves as co-CEOs, calling this move a “veiled and substantial overreach of power.” It dismissed the Individual Defendants’ claims that a co-CEO structure was necessary as “preposterous.” Glass Lewis further noted that, despite the Portnoys’ criticism of prior management for enriching themselves for hitting easily achievable performance targets, the Portnoys could hit the performance targets set in their employment agreements by merely continuing to repurchase shares without any improvement in operating performance.

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61.  Glass Lewis also criticized the Individual Defendants’ governance of the Company, noting that the Board lacked either an independent Chairman (D. Portnoy serves in that role) or an independent lead director.

62.  It also expressed concern over the Portnoy Defendants conduct in soliciting shareholder votes, noting the Portnoy Defendants’ admitted misrepresentations, as described above.

63.  Glass Lewis also expressed concern over prolonged material weakness in the Company’s internal controls. The Company purportedly discovered a “material weakness in internal control over financial reporting as of November 30, 2011 related to the Company’s identification and application of the appropriate accounting treatment for non-routine transactions and related documentation thereof.” (Emphasis added). In the Company’s Q1 2012 10-Q, the Company disclosed: “[W]e believe we have remediated the material weakness described above, however the new controls have not been operating for a long enough period of time to conclude that the Company’s disclosure controls are effective.” Only in its Form 10-K for Fiscal 2012 did the Individual Defendants first disclose a belief that the Company’s internal controls were effective.

64.  Finally, Glass Lewis expressed concern about the volume of stock options granted by the Company under the 2012 Plan. These concerns have been borne out by recent events. According to the Company’s Form 10-K for Fiscal 2012, filed with the SEC on February 28, 2013, approximately 1 million total shares have now been issued under the 2012 Plan, with a weighted average exercise price of $1.72 per share -- down significantly from the preceding year. Moreover, in total all shares issued under all of the Company’s equity plans increased by more than 1.2 million between November 30, 2011 and November 30, 2012, indicating total dilution of the Company’s equity by approximately 10% in one year, without including the initial stock option grants the Individual Defendants granted the Portnoys in September 2011.

65.  As the 2012 directorial election progressed, the Individual Defendants remained desperate to secure shareholder votes at any cost and thus, again, resorted to further misrepresentations. This time the misrepresentations were even more serious than earlier, as they directly misrepresented the Company’s financial performance.

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66.  On July 5, 2012, just five days before the Company’s 2012 Annual Meeting, the Portnoy Defendants issued a press release entitled “Key Stakeholders Support Cryo-Cell International Leadership in Proxy Contest.” The first paragraphs of the press release read as follows:

OLDSMAR, Fla. (July 5, 2012) — Individuals who are in the best position to observe and evaluate the performance of the current Cryo-Cell International [OTCQB symbol: CCEL] Board and executive management are strongly supporting them as they face a bid for control of the company by a former Board member. The group assumed leadership in August 2011.

• George Gaines, chairman of the Cryo-Cell Compensation Committee, fully supports the new leadership. “David and Mark Portnoy know exactly what it takes to reverse the company’s downward trend in revenue. Their plan is already showing positive results…

(Emphasis added).

67.  The emphasized statements by Defendant Gaines (on behalf of all the Portnoy Defendants) above were materially false and misleading. In fact, as disclosed in the Company’s financial results for the second quarter of 2102, which were first disclosed after the election, on July 16, 2012, the Company’s year over year revenues for the second quarter had declined by more than 4% from the second quarter of 2011, from $4.6 million to $4.4 million. More significantly, the company’s profitability for the quarter year over year had swung from a $177,000 profit to a $3.2 million loss.

68.  Upon learning of the Portnoy Defendants’ representations in the July 5, 2012 press release, though not yet knowing the as yet un-released results of the Company’s second quarter of 2012, Plaintiff’s attorneys informed counsel for the Portnoy Defendants that without disclosure of the Company’s most recent financial results, Defendant Gaines’s representations in the July 5, 2012 press release were improperly incomplete. Plaintiff’s attorneys demanded that the Company disclose the quarterly results for the second quarter of 2012 prior to the Company’s annual meeting on July 10, 2012, in order to make their statements materially complete.

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69.  In response to this letter, counsel for the Portnoy Defendants submitted a letter to the SEC on July 6, 2012, arguing that Defendant Gaines’s statements were substantiated by the fact the Company’s revenues had increased between the first quarter of 2012 and the second quarter of 2012; and their assertion that the Company:

has taken strategic initiatives to increase revenue which, in the Company’s opinion, further supports Mr. Gaines’ statement and which the Company believes represents the “positive results” referenced by Mr. Gaines. Specifically, management has implemented an outside sales force to sell the Company’s products and services. The Company has had no such outside sales force in place since 2008.

70.  These purported justifications of defendant Gaines’s statement actually compound the Portnoy Defendants’ misrepresentations. It is materially misleading to compare quarter to quarter results within the same year, as most businesses experience some degree of seasonal fluctuation, which does not allow for a meaningful performance comparison between quarters. In fact, the appropriate comparison and the one utilized by the Company in its SEC filings (and all other companies) is to compare performance in a given quarter of one year to the Company’s performance in the same quarter in the preceding year. Since, by admission in their correspondence to the SEC, the Portnoy Defendants knew that year over year second quarter revenues had declined to $4.4 million (from $4.6 million in the second quarter of 2011), Defendant Gaines’s representations were materially misleading.

71.  It was further materially misleading for the Portnoy Defendants to claim to the SEC that the creation of an outside sales force justified Defendant Gaines’s statement that the Company was experiencing “positive results.” In fact, the costs of this sales force were a direct component of materially decreased net income. As the Company noted in its Form 10-Q filed with the SEC on July 16, 2012:

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The decrease in net income for the six months ended May 31, 2012 principally resulted from ….. a 40% increase in selling, general and administrative expenses, due mainly to an increase in stock option compensation and the increase in sales and marketing initiatives including the implementation of a national sales force.

(Emphasis added).

72.  Moreover, fundamentally, as detailed in the next section below, the creation of a national sales force was, in reality, self-dealing by the Portnoys in lavishing sums on their friend and convicted criminal David Wayne Fish (“Fish”).

73.  Ultimately, having deceived both shareholders and the SEC, the Individual Defendants received the most votes at the Company’s 2012 Annual Meeting, held at the Company’s headquarters on July 10, 2012. Thus, the Individual Defendants were ultimately victorious in the Company’s directorial elections. The 2012 Plan was also approved, albeit by a smaller margin.

74.  Less than one week after the 2012 Annual Meeting, on July 16, 2012, the Company announced its financial results for the second quarter of 2012. The Company disclosed that the decrease in net income for the three months ended May 31, 2012, referenced above, was principally due to a 59% increase in selling, general and administrative expenses, as further detailed above.

The Portnoys Select Their Cronies for Key Positions

75.  As mentioned above, one of the major costs to the Company was the creation of a national sales force. For this task, the Individual Defendants delegated authority to their long time friend Fish. On information and belief, M. Portnoy has been friends with Fish for many years and knows him originally from M. Portnoy’s involvement with the National Basketball Association According to the Company, Fish was engaged as an independent consultant with the “primary purpose of assisting the Company to establish and grow an outside sales force.” Though the precise date Fish was engaged is unknown to Plaintiff, according to the Company’s counsel he was associated with the Company through October 17, 2012.

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76.  Fish was formerly associated with Premier Medical Systems Inc. (“PMSI”) and was convicted in 2010 for engineering a massive workers compensation fraud and kickback scheme. The California Department of Insurance, the California Franchise Tax Board and the District Attorney for Los Angeles all charged him with insurance fraud and tax evasion. In a negotiated resolution, Fish was convicted on February 19, 2010 and was sentenced to: three years probation; payment of $390,000 to the California Franchise Tax Board in regard to the tax evasion charges; payment of $750,000 to the California Department of Insurance; a fine; and agreement to dismiss with prejudice more than $60 million in liens and bills created by PMSI that were pending before the California Workers’ Compensation Appeals Board. In connection with the resolution of claims against Fish, California Insurance Commissioner Steve Poizner noted that: “Getting kickbacks for referring medical payments is illegal…we were able to prevent $60 million in fraudulent and unnecessary claims in being made.”

77.  During the course of his association with the Company, it has been alleged that Fish continued to engage in inappropriate behavior. Specifically, in the action styled Gardinier, et. al. v. Cryocell International, Inc. and David Fish, 37-2012-00084296-CU-WT-CTL filed in the Superior Court of the State of California for the County of San Diego, the plaintiffs allege that from January to May 2012 Fish continually sexually harassed them. The Defendants settled the action.

78.  Plaintiff is informed and believes that, while with Cryo Cell, Fish personally selected, hired and managed tens of outside sales persons. While ostensibly based in California, Fish had business card tying him to Oldsmar, Florida, where the Company is headquartered. He was also heavily involved in leading and participating in sales calls. However, Cryo Cell personnel understood that he was not and could not be designated as a company officer given his criminal record.

79.  The Portnoys also caused the Company to hire Belinc who former employees describe as M. Portnoy’s on-again, off-again girlfriend, as an event coordinator. Because of the nature of her relationship with M. Portnoy, Belinc would thus work intermittently and was not a reliable worker.

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80.   Likewise, in and about November 2011, less than two months after being appointed as co-CEO, D. Portnoy caused the Company to hire Mikulinsky. Mikulinsky was appointed as CIO shortly thereafter. He is friendly with D. Portnoy, having previously worked for him at PC and uTIPu for several years. While titled as CIO, D. Portnoy treats Mikulinsky as a de facto COO, allowing him extensive control over the Company’s operations, including its sales and marketing organization.

81.  Finally, in late 2011 the Portnoy Defendants caused the Company to engage PC for consulting services, paying PC approximately $7,000 for such services.

The Aftermath

82.  Since the Portnoys commenced their campaign of rampant self-dealing and entrenchment in late 2011, the Company’s share price has languished and its profitability remains decimated. According to the Company’s Form 10-K for Fiscal 2012, selling, general and administrative expenses increased by $2 million (or 14%) in 2012 compared to 2011, largely due to $2.3 million in sales and marketing costs and $996,000 stock option expenses (much of this latter figure related to acceleration of the Portnoys’ own options).  Notably, these increases have occurred despite the Company having saved $1.1 million in legal fees and annual meeting expenses; although part of the reason for such a substantial decline in legal fees is the fact the this amount included the Portnoys’ payment to themselves in 2011 of fees and costs to which they were not legally entitled in connection with the 2007 Lawsuit.

83.  In July 2013 the Portnoy Defendants were re-elected to the Board in an uncontested election. Despite the absence of competing candidates, the Portnoys received the votes of fewer than half of the total shares outstanding. An even smaller percentage of shareholders approved their compensation package.

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Derivative and demand-futility allegations

84.  Plaintiff brings this action derivatively on behalf of Cryo Cell to redress injuries suffered, and yet to be suffered, by the Company as a direct and proximate result of the breaches of fiduciary duty and other wrongdoing.

85.  Plaintiff Choi has, at all relevant times, owned approximately 20% of the Company’s common stock. Thus, Plaintiff has been an owner of substantial amounts of Cryo Cell common stock and one of the Company’s largest shareholders at the time of all of the events in question.

86.  Plaintiff will adequately and fairly represent the interests of the Company and its shareholders in enforcing and prosecuting Cryo Cell’s rights. This action is not a collusive one to confer jurisdiction on a court that it would not otherwise have.

87.  At the time this action was commenced, the Board consisted of five directors, comprising all of the Portnoy Defendants. A pre-suit demand to pursue legal action would be and is futile on each member of the Company’s Board (i.e. each of the Portnoy Defendants) because each of them played a central role in the breaches of fiduciary duty, including entrenchment and nepotism alleged herein, and each of them faces a substantial likelihood of personal liability as a result of their actions and conscious failures to act. The misconduct complained of herein was not, and could not have been, an exercise of good-faith business judgment. Indeed, when Plaintiff made informal efforts at reforming Cryo Cell’s corporate governance, and when he made a demand to inspect certain books and records, he was rebuffed with claims that he was somehow pursuing an improper purpose.

88.  Each of the Portnoy Defendants is incapable of independently and disinterestedly considering a demand to commence and vigorously prosecute this action against themselves and their co-Defendants. In fact, this would require them to pursue litigation against themselves, as this action arises out of the Portnoys’ self-dealing, and in part agreements that Defendant Gaines was a signatory to. In fact, on April 3, 2013, counsel for Plaintiff sent a Request for Inspection of Books and Records demand to the Company to investigate the wrongdoing alleged herein. Counsel for the Company responded on April 15, 2013, and refused to provide any of the requested information. Despite the Board’s knowledge of alleged wrongdoing, it has refused to take any corrective action and instead, has stonewalled Plaintiff’s attempts to investigate.

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89.  The Portnoy Defendants have a history of close business and personal ties. For example, Defendants D. Portnoy and M. Portnoy are brothers. The Portnoy brothers have extensive dealings together that include serving on the board of PC. They have also affiliated twice in forming a group to launch a proxy contest against Cryo Cell’s incumbent board of directors.

90.  Defendant Berger has maintained close business and personal ties to the Portnoy brothers for many years. Since at least 2007, Berger has maintained a business relationship with M. Portnoy, providing him with accounting services for compensation. Moreover, Defendant M. Portnoy and Defendant Berger attended the University of North Carolina, Chapel Hill together for three years while taking courses in related departments (economics and business).

91.  A number of Defendant Berger’s business dealings with M. Portnoy have involved D. Portnoy as well. As of 2011, Defendant Berger was a shareholder in PC. PC, in turn, was and is a shareholder of record of Cryo Cell stock. At that same time, D. Portnoy was Chairman of the Board and M. Portnoy was a Director for PC. Defendant Berger also ran on a proxy slate with both Portnoys, seeking election as the Company’s directors in 2007.

92.  Likewise, Defendant Gaines has been a part of the Portnoys’ shareholder group since at least 2007 and has been associated with the Portnoys’ efforts regarding the Company since that time.

93.  The pattern and practice of the Portnoy Defendants’ breaches of their fiduciary duties to the Company and its shareholders subjects, and will persist in subjecting Cryo Cell to harm because the adverse consequences of the injurious effects are ongoing.

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COUNT I

Breach of Fiduciary Duty

(against all Individual Defendants)

94.  Plaintiff incorporates by reference the allegations contained in each preceding paragraph as if fully set forth herein.

95.  As alleged in detail herein, each of the Individual Defendants had fiduciary duties to exercise their directorial powers in good faith and with a view to the interests of the corporation. This includes behaving in a manner calculated to benefit the Company and refraining from unduly benefiting themselves and other Individual Defendants at the expense of the Company and its shareholders.

96.  In breach of their fiduciary duties of loyalty, good faith, candor, and care, the Individual Defendants agreed to and did participate with and/or aided and abetted one another in a deliberate course of action designed to divert corporate assets to themselves and/or other insiders in a manner to benefit the Portnoy Defendants and their friends and to ensure their entrenchment with Cryo Cell. The Individual Defendants’ determination of the adequacy of consideration for the subject transactions was a mere pretext to furthering their entrenchment. Their misconduct was not, and could not have been, an exercise of good faith business judgment. Rather, it was intended to, and did, unduly benefit themselves at the expense of the Company and was made without any reasonable efforts to ensure the Company’s interests were protected.

97.  As a result the Company has sustained damages.

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COUNT II

Abuse of Control

(against all Individual Defendants)

98.  Plaintiff incorporates by reference the allegations contained in each preceding paragraph as if fully set forth herein.

99.  The Individual Defendants employed the alleged systematic misconduct for the purpose of maintaining and entrenching themselves in their positions of power, prestige and profit at, and control over Cryo Cell, and to continue to receive the substantial benefits, salaries and emoluments associated with their positions at Cryo Cell.

100.  The Individual Defendants’ conduct constituted an abuse of their ability to control and influence Cryo Cell.

101.  As a direct and proximate result, the Company has sustained damages.

COUNT III

Corporate Waste

(against all Individual Defendants)

102.  Plaintiff incorporates by reference each allegation contained in each preceding paragraph as if fully set forth herein.

103.  By failing to properly consider the interests of the Company and its shareholders, by failing to conduct proper supervision, and by giving away many hundreds of thousands of dollars to the Individual Defendants and those beholden to them, the Individual Defendants have caused Cryo Cell to waste valuable corporate assets.

104.  As a direct and proximate result, the Company has sustained damages.

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COUNT IV

Unjust Enrichment

(against all Individual Defendants)

105.  Plaintiff incorporates by reference and realleges each and every allegation set forth above, as though fully set forth herein.

106.  By their wrongful acts and omissions, the Individual Defendants were unjustly enriched at the expense of and to the detriment of Cryo Cell.

107.  Plaintiff, as a shareholders and representative of Cryo Cell, seeks restitution from these Individual Defendants, and each of them, and seeks an order of this Court disgorging all profits, benefits and other compensation obtained by these Individual Defendants, and each of them, from their wrongful conduct and fiduciary breaches.

PRAYER FOR RELIEF

Plaintiff, on behalf of Cryo Cell, requests relief as follows:

A.  For rescission of the transactions at issue herein;

B.  For damages against Individual Defendants in an amount to be proven at trial;

C.  For removal of each Individual Defendant found to have breached a fiduciary duty to the Company;

D.  For return of all compensation paid by the Company to each Individual Defendant found to have breached a fiduciary duty to the Company to the maximum extent permitted by law;

E.  For attorneys’ fees to the extent permissible;

F.  For costs of suit incurred herein;

G.  For pre-judgment and post-judgment interest to the extent permissible;

H.  For other or further relief as the Court may deem just, equitable, or proper.

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JURY DEMAND

Plaintiff hereby demands a trial by jury for all causes and issues so triable.

Dated: November 13, 2013	Respectfully submitted,

/s Peter B. King
Peter B. King (FBN No. 0057800)
pking@wiandlaw.com
ncook@wiandlaw.com
Jared J. Perez (FBN No. 0085192)
jperez@wiandlaw.com
mmadison@wiandlaw.com
WIAND GUERRA KING P.L.
5505 W. Gray Street
Tampa, Florida 33609
Telephone: (813) 347-5100
Facsimile: (813) 347-5151

Attorneys for Plaintiff Ki Yong Choi on
Behalf of Cryo Cell International, Inc.

Avi Wagner (pro hac vice pending) THE WAGNER FIRM 1925 Century Park East, Suite 2100 Los Angeles, CA 90067 Phone: (310) 491-7949 Fax: (310) 694-3967

Peter A. Binkow (pro hac vice pending)

Louis Boyarsky (pro hac vice pending)

GLANCY BINKOW & GOLDBERG LLP

1925 Century Park East, Suite 2100

Los Angeles, CA 90067

Phone: (310) 201-9150

Fax: (310) 201-9160

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VERIFICATION

I, Ki Yong Choi, being duly sworn, do hereby state as follows:

1.  My name is Ki Yong Choi and I submit this verification in connection with the filing of a Verified Derivative Complaint (the “Complaint”) in the above-captioned action.

2.  I currently hold units of Cryo-Cell International Inc. and have held such shares continuously throughout the wrongs alleged in the Complaint.

3.   I have reviewed and authorized the filing of the Complaint against the defendants in this action. I am familiar with the allegations of the Complaint.

4.  I verify that I have reviewed the foregoing Complaint and that the allegations as to me and my own actions are true and correct and all other allegations upon information and belief are true and correct.

5.  Neither I, nor anyone else affiliated with me, have received, been promised or offered, and will not accept any form of compensation, directly or indirectly, for prosecuting or serving as a representative party in this action except for (i) fees, costs or other payments as the Court expressly approves to be paid to me or on my behalf; or (ii) reimbursement, paid by my attorneys, of actual and reasonable out-of-pocket expenses incurred by me directly in connection with prosecution of this action.

I make this Verification under penalty of perjury that the foregoing is true and correct.

Executed this 12th day of November, 2013.

/s/ Ki Yong Choi

KI YONG CHOI

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